Raphael Pharmaceutical Inc.

4 Lui Paster

Tel Aviv-Jaffa, Israel 6803605

September 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Raphael Pharmaceutical Inc. (CIK 0001415397)

Registration Statement on Form S-1

File No. 333-282104

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Raphael Pharmaceutical Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:15 p.m., Eastern Time, on September 26, 2024, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson of Sullivan & Worcester LLP at (212) 660 3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

Raphael Pharmaceutical Inc.

By:	/s/ Shlomo Pilo
	Name:	Shlomo Pilo
	Title:	Chief Executive Officer